NEWS RELEASE

EMX Royalty Options the Copper Warrior Project in Utah to Warrior Metals Inc.

Vancouver, British Columbia, April 15, 2021 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an option agreement (the "Agreement") for the Copper Warrior copper project (the "Project") in Utah with Warrior Metals Inc. ("Warrior Metals"), a Utah corporation and wholly-owned subsidiary of American West Metals Limited, a privately held Australian corporation. The Agreement provides EMX with cash and share payments, as well as work commitments during Warrior Metals' earn-in period.  Upon earn-in, EMX will retain a 2% NSR royalty and receive increasing annual advance royalty payments.

EMX recognized Copper Warrior's exploration potential after identifying disseminated sandstone-hosted copper mineralization hosted along normal faults and in receptive stratigraphic units within Lisbon Valley, part of the Paradox Basin of southeastern Utah and southwestern Colorado (see Figure 1). These are the same units being mined at the nearby Lisbon Valley Copper Mine. The Project was acquired in 2015 through the staking of open ground as part of EMX's royalty generation program to acquire sediment-hosted copper projects in the western U.S., an initiative led by deposit-type expert Dr. Jon P. Thorson. The outcropping stratiform copper occurrences, nature of the mineralization, and proximity to an analogous operating mine make the Copper Warrior Project an excellent exploration opportunity for Warrior Metals, with important upside potential for EMX as a royalty holder.

Commercial Terms Overview. Pursuant to the Agreement, Warrior Metals can earn a 100% interest in the Project by (all dollar amounts in USD):

a) making an execution payment of $50,000,

b) making annual advance royalty ("AAR") payments of $5,000,

c) completing $500,000 of exploration expenditures,

d) completing an initial public offering ("IPO") before the third anniversary of the Agreement, and

e) transferring the equivalent of C$500,000 of shares of the post-IPO public entity to EMX.

Upon exercise of the option, EMX will retain a 2% NSR royalty on the Project. After exercise, EMX will receive AAR payments, of $10,000 on the first anniversary of the exercise of the option, escalating $5,000 per year thereafter.

Project Overview. The Copper Warrior Project is comprised of 61 unpatented mining claims located in San Juan County, Utah. The Paradox Basin, along with Lisbon Valley, hosts multiple commercially developed deposits of copper, as well as uranium, potash and natural gas. The Project lies approximately 12 kilometers northwest of the Lisbon Valley mine (see Figure 2). Copper was first discovered in the area during the 1890's, with mining beginning in 1903 at the Big Indian mine, located approximately one kilometer northwest of the Project. The Lisbon Valley Mine, which started small scale production in the 1960's, was recapitalized between 1999 and 2004 with the first cathode copper being produced in 2006 from a new SX/EW plant. The mine has produced yearly cathode since that time, with a brief interruption due to the Covid pandemic.

Mineralization at Lisbon Valley is hosted by reactive and chemically prepared sedimentary rocks within a doubly plunging, salt cored anticline that has been dissected by faults related to salt collapse during erosion. Copper-bearing, basin-related fluids ascended these structures and mineralized reactive units and earlier-formed sulfides, as well as the structures themselves. The Jurassic-Cretaceous age Burro Canyon and Dakota sandstone units, key mineralization host rocks at both the Lisbon Valley and Big Indian mines, outcrop across the property and are cut by the Lisbon-Valley fault, a major mineralization controlling structure on the west side of the property. Multiple copper-oxide occurrences are seen throughout the property and are interpreted to be post weathering residual evidence of copper mineralization, leached from the surface, but likely preserved at depth. These exposures represent potentially shallow mineralization that are the primary exploration targets. Secondary exploration targets exist beneath the Burro Canyon unit at Copper Warrior, with copper occurrences known throughout the stratigraphic section from Pennsylvanian to Cretaceous age rocks in the district. These rocks are present on the west side of the property in the footwall of the Lisbon Valley fault. All of the targets on the Project remain untested by drilling.

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EMX and Warrior Metals will commence an initial field program in the spring of 2021 consisting of geological mapping, geochemical sampling, and drill targeting.

Comments on Nearby Mines. Reference to nearby or adjacent mines or analogous deposits provides geologic context for EMX's Project, but this is not necessarily indicative that EMX's Project hosts similar mineralization.

Qualified Person. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. See www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
 Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the year ended December 31, 2020 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Figure 1. Location Map for the Copper Warrior Project.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
 Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Figure 2. Geologic Map of Copper Warrior Project Area.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
 Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com